

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-mail
Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

Re: Leucadia National Corporation
Registration Statement on Form S-4
Filed December 7, 2012
File No. 333-185318

Dear Mr. Orlando:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of the "board books" and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, provide us with copies of the engagement letters.

Prospectus Cover Page

2. We note your disclosure that Mr. Cumming and Mr. Steinberg recused themselves from consideration of the transactions on behalf of Jefferies because they are directors and officers of Leucadia National Corporation. With a view towards revised disclosure in an appropriate place in your prospectus, please tell us why Mr. Cumming and Mr. Steinberg did not recuse themselves from consideration of the transactions on behalf of Leucadia National Corporation.

3. Please revise to clarify in the third paragraph that cash will be provided in lieu of fractional shares and that any shares that would result in a person or group becoming a five percent or more shareholder of Leucadia National Corporation will be sold by the exchange agent into the market.

Questions and Answers, page 15

4. Please revise to add a question and answer that addresses the negative factors that the board considered in connection with the mergers.

5. Please revise to add a question and answer to briefly describe and quantify the interests that certain directors and officers of Leucadia National Corporation and Jefferies have that differ from other shareholders.

6. Please revise to add a question and answer that describes the termination fees.

7. Please revise to add a question and answer that discusses the changes to the board of directors and management of Leucadia National Corporation in connection with the second merger.

8. Please revise to add a question and answer that discloses the percentage of Leucadia's common stock that the former holders of Jefferies common stock will own following the merger.

If I am a Jefferies stockholder, will I receive any shares of Crimson stock, page 23

9. Please briefly address why the Crimson Wine Group Ltd. spinoff is a condition to Jefferies completing the merger.

Are stockholders entitled to appraisal rights, page 28

10. Please revise to clarify what you mean by your disclosure that "the holders of Jefferies preferred stock have effectively waived their appraisal rights."

Summary, page 30

Treatment of Jefferies Awards, page 38

11. Please revise to disclose, if true, that fractional shares that relate to Jefferies awards will be rounded down to the nearest whole shares. Refer to Paragraph (h) on page A-7.

Treatment of Jefferies Preferred Stock, page 39

    12. Please revise to provide a brief summary of the terms of Jefferies preferred stock and the number of shares of Jefferies preferred stock that is currently outstanding.

Cautionary Statement Regarding Forward-Looking Statements, page 50

    13. We note your disclosure in the first sentence in the last paragraph of this section that "Jefferies and Leucadia caution that the foregoing list of factors is not exclusive." Please revise to clarify that the risks addressed in the risk factors section below and the risks addressed in the risk factors sections of the documents incorporated by reference address all known material risks. Also revise the last paragraph on page 55 accordingly.

Risk Factors, page 50

Each party is subject to business uncertainties and contractual restrictions, page 52

    14. Please revise to expand to provide a discussion of any material contracts that are at risk of termination, change or renegotiation due to the merger transactions. For example, we note Leucadia's disclosure on page 25 of its 10-K for fiscal year ended December 31, 2011 that failure by Wal-Mart and its affiliates to continue purchasing from National Beef could have a significant adverse effect on its sales. If the transactions described in this registration statement could have a negative impact on the contracts between Wal-Mart and National Beef, please disclose.

The market price of Leucadia common shares may decline, page 54

    15. Please expand the risk factor to discuss the risk on the valuation of your common shares and the difficulty for analysts comparing Leucadia to other competitors due to the highly diversified nature of its businesses.

Proxy Solicitations, page 62

    16. We note that proxies may be solicited by telephone, by mail, by e-mail or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Transactions, page 71

Background of the Transactions, page 72

    17. We note your disclosure on page 72 that Jefferies and Leucadia regularly consider strategic alternatives. Please revise to disclose whether any alternatives to the merger were considered, and, to the extent that such alternatives were considered, please revise

to expand to discuss such alternatives. If alternatives were not pursued, please revise to provide the boards' reasons for not pursuing any alternatives.

18. We note your disclosure at the bottom of page 74 and the top of page 75 that Citi provided potential exchange ratios to Jefferies on November 2, 2012. Please revise to disclose these ratios. Similarly, we note that on November 3, 2012, the Jefferies transaction committee discussed potential exchange ratios. Please revise to disclose the ratios that were considered.

19. We note your disclosure on page 75 regarding the negotiations that took place between Jefferies and Leucadia on November 9, 2012. Please revise to briefly disclose the exchange ratios that were considered.

Jefferies' Reasons for the Transactions, page 87

20. We note the Jefferies transaction committee's belief that the merger would provide an attractive alternative to shareholders given alternatives that were reasonably available to Jefferies. Please revise to provide greater details regarding the alternatives that the Jefferies transaction committee reviewed.

Opinion of Citigroup Global Markets, Inc., page 81

21. Please revise the discussion of the various financial analyses used by Citigroup Global Markets and UBS so that the recipients of the registration statement can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please explain why each valuation technique was used and provide sufficient explanation of each step of the analysis and the conclusions such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. For each applicable analysis, also state whether the exchange ratio is within the range of values of the analysis. We offer some additional guidance in the comments below.

22. Please revise the second sentence of the second-to-last paragraph on page 82 to clarify that the summary discloses the material terms.

23. We note the statement that Citigroup was not requested to, and it did not, recommend the specific consideration payable in the transaction. Please reconcile this statement with the disclosure on pages 74-75.

Dividend Discount Analysis, page 84

24. We note that Citigroup derived an implied equity value of Jefferies common stock of $17.12 per share compared to the implied consideration value of $17.01 per share of Jefferies common stock based on the exchange ratio. Please revise to explain how such

implied equity value reflects an exchange ratio that is fair to Jefferies's common stock shareholders from a financial point of view.

Research Analyst Price Target, page 87

25. Please revise to disclose the number of recent target prices used in this analysis. In addition, please revise to provide the date of this data.

Sum-of-the Parts Analysis, page 87

26. We note that you did not consider certain Leucadia investments for purposes of the sum-of-the-parts analysis. Please revise to disclose which of Leucadia's investments you did not consider, including a brief explanation of why such investments were not considered. If certain quantitative and qualitative factors were used, please disclose such.

Selected Companies Analysis, page 89

27. Please revise to disclose the multiple to book value of the selected companies' stock prices, and explain why Citigroup selected the range of 0.83x-1.49x.

Historical Exchange Ratio Analysis, page 89

28. We note the description of the analysis utilizing the implied exchange ratios for selected transactions. Please revise to provide additional disclosure about the implied exchange ratios for the selected transactions. For example, it may be helpful for security holders to see the high, low, average or median values calculated, and it may be useful for security holders if this additional information is disclosed in tabular form.

Interests of Leucadia Directors and Executive Officers in the Transactions, page 100

Merger Related Compensation, page 101

29. We note your disclosure in footnote (2) that you have not included the bonus under the Bonus Plan that Mr. Cumming will receive in the compensation table. We also note your disclosure on page 100, in connection with the transactions, Leucadia has agreed to pay Mr. Cumming the maximum bonus payable under Leucadia's 2003 Senior Executive Annual Incentive Bonus Plan for the fiscal year ending December 31, 2012, without reduction to such amount as the compensation committee would have otherwise have discretion to make. Please revise to disclose the payment under the bonus plan in your compensation table pursuant to Item 402(t) of Regulation S-K, as the bonus payment appears to be compensation that is based on or otherwise relates to the merger.

Material U.S. Federal Income Tax Consequences, page 102

Tax Consequences of the Transactions, page 104

30. We note that the tax opinion is qualified by the opinions that Jefferies and Leucadia will receive as of the closing of the transactions. Please revise to remove the words "Based on such opinions" as the opinion should not assume the tax consequences in issue.

Litigation Related to the Transactions, page 108

31. Please provide us with copies of the complaints for the shareholder litigation actions discussed in this section.

No Solicitation of Alternative Proposals, page 114

32. We note that prior to the shareholder meetings each of the board of directors may enter into negotiations or discussions with persons who have made bona fide proposals. Please disclose whether the boards have received any bona fide proposals.

Directors and Officers and the nominating and Corporate Governance Committee of Leucadia Following the Transactions, page 147

Directors and Officers of Leucadia following the Transactions, page 147

33. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Campbell, Mr. Dooley, Mr. Friedman, Mr. Handler, Mr. Joyal and Mr. Kane should serve as directors for Leucadia after the merger.

Where You Can Find More Information, page 165

34. Please revise to incorporate by reference the second proxy statement that Leucadia filed on April 13, 2012 and the proxy statement filed on April 27, 2012 or tell us why you believe this is not necessary.

35. Please revise to incorporate by reference all Form 8-Ks filed since the fiscal year ended November 30, 2011 and your definitive proxy filed on March 28, 2012 pursuant to Item 15 of Form S-4 or tell us why you believe this is not necessary.

Indemnification of Directors and Officers, page II-1

36. We note that you qualified your discussion by reference to the provisions of the Business Corporation Laws of the State of New York. Please file the applicable provisions of the State of New York law as an exhibit to the registration statement or eliminate this qualification. Refer to Rule 411(a) of the Securities Act of 1933. In addition, please

revise to remove the implication that your disclosure regarding the general effect of the provisions of the NYBCL and Leucadia's certificate of incorporation and bylaws dealing with the indemnification of directors and officers is incomplete.

Undertakings, page II-2

37. Please revise paragraph (4) on page II-3 to include the undertaking exactly as it appears in Item 512(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Andrea A. Bernstein
       Weil, Gotshal & Manges LLP